MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

One Bryant Park

New York, New York 10036

GOLDMAN, SACHS & CO.

200 West Street

New York, New York 10282

MORGAN STANLEY & CO. LLC

1585 Broadway

New York, New York 10036

VIA EDGAR	March 17, 2015

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mary Cole

Re:	Goldman Sachs BDC, Inc. Registration Statement on Form N-2
File No. 333-187642
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 6,000,000 shares of common stock of Goldman Sachs BDC, Inc. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, to become effective as of 3:00 p.m. (New York time) on March 17, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 7,348 copies of the Company’s preliminary prospectus, dated March 10, 2015, through the date hereof, to underwriters, dealers, institutions and others. The undersigned have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC

As representatives of the several underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Ian Simmonds
Name: Ian Simmonds
Title: Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Taylor Wright
Name: Taylor Wright
Title: Managing Director

[Signature Page – Acceleration Request]